September 11, 2007

Mail Stop 4561

Ms. Denise Barton
Chief Financial Officer
Atlantic Coast Entertainment Holdings, Inc.
c/o Stratosphere Casino Hotel & Tower
2000 Las Vegas Boulevard South
Las Vegas, NV 89104

Re: Atlantic Coast Entertainment Holdings, Inc.
        Form 10-K for the year ended December 31, 2006
        Forms 10-Q for the quarters ended March 31 and June 30, 2007
        File No. 333-110484

Dear Ms. Barton:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Daniel L. Gordon
                        Branch Chief